As filed with the Securities and Exchange Commission on August 13, 1998

                                                  File No. 70-9165

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

              -------------------------------------------------

                            AMENDMENT NO. 1 TO
                     FORM U-1 APPLICATION OR DECLARATION

                                    UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              PP&L Resources, Inc.
                            Two North Ninth Street
                             Allentown, PA  18101

             (Name of company or companies filing this statement
                 and address of principal executive offices)

                                     None

(Name of top registered holding company parent of each applicant or declarant)

                                Robert J. Grey
                             Senior Vice President
                         General Counsel and Secretary
                              PP&L Resources, Inc.
                            Two North Ninth Street
                             Allentown, PA  18101
                                 (610) 774-5151
                   (Name and addresses of agents for service)

                  --------------------------------------------

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

                         Clifford (Mike) M. Naeve, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                            Washington, D.C.  20005


                    The Application previously filed in this proceeding is hereby amended and restated in its entirety to read as follows:

                INTRODUCTION AND REQUEST FOR COMMISSION ACTION

                    Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), PP&L Resources, Inc. (the "Company"), which is an exempt intrastate holding company under the Act, hereby requests that the Securities and Exchange Commission (the "Commission") authorize the Company's acquisition of all of the issued and outstanding common stock of Penn Fuel Gas, Inc. ("Penn Fuel"), which is an exempt intrastate holding company under the Act (the "Transaction"). The Company also requests an order under Section 3(a)(1) of the Act declaring it and each of its subsidiary companies exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Transaction.

                    The Transaction will be governed by the terms of an Agreement and Plan of Merger dated as of June 26, 1997 (the "Merger Agreement"), by and among the Company, Keystone Merger Corp., a Pennsylvania Corporation ("Keystone") and a wholly-owned subsidiary of the
          Company, and Penn Fuel.   Under the terms of the Merger
          Agreement, Keystone will be merged into Penn Fuel, with Penn Fuel surviving as a wholly-owned subsidiary of the Company.

                    Penn Fuel's Board of Directors approved the
          Transaction on June 25, 1997, and the Company's Board of Directors approved the Transaction on June 26, 1997. The Transaction was approved by the shareholders of Penn Fuel on October 1, 1997. The Transaction does not require approval of the Company's shareholders. A registration statement on Form S-4, which includes a Prospectus (the "Registration Statement"), was filed with the Commission on August 13, 1997 and was declared effective on September 5, 1997.

                    The Transaction is conditioned, among other things, upon approval by the Pennsylvania Public Utility Commission ("Pennsylvania PUC"). On July 24, 1998 the Pennsylvania PUC approved the joint application of the Company and Penn Fuel filed with the Pennsylvania PUC on August 7, 1997 (attached as Exhibit D-1). (The Pennsylvania PUC Order is attached as Exhibit D-3.) The Maryland Public Service Commission ("Maryland PSC") was notified of the Transaction and has determined not to institute proceedings on the matter at this time. (See Exhibit D-4). In addition, the Transaction was subject to the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act"). On October 7, 1997, the notices required pursuant to the HSR Act were filed by the Company and Penn Fuel, respectively. On October 24, 1997, the United States Department of Justice ("DOJ") granted early termination of the waiting period under the HSR Act with respect to the Transaction.

                    The Company is the parent holding company of PP&L, Inc. (formerly Pennsylvania Power & Light Company) ("PP&L"), which provides regulated electric service in central eastern Pennsylvania. Penn Fuel is the parent holding company of PFG Gas, Inc. ("PFG Gas"), which provides regulated natural gas service in southern and eastern Pennsylvania and in a small portion of northern Maryland, and North Penn Gas Company ("North Penn"), which provides regulated natural gas service in northwestern and north central Pennsylvania. The Transaction is designed to create a merged company that will be able to compete effectively in the energy market -- which is being opened to competition at both the state and federal levels -- and to offer a broad array of energy services to customers of the merged company.

                    For the Commission to approve the Transaction,
          Section 10 of the Act requires the Commission to find that the Transaction will tend towards the economical and efficient development of an integrated public-utility system and that state laws have been complied with. The Transaction clearly satisfies these requirements. While
          Section 10 also permits the Commission to disapprove an acquisition if certain adverse circumstances would result -- such as undue concentration of control or other harm to the public interest or the interests of investors or consumers -- these adverse circumstances are not present here. Accordingly, the Company submits that the Transaction meets all requirements of Section 10.

                    With respect to the exemption requested under
          Section 3(a)(1), the holding company system must meet the intrastate requirements of the exemption and, in addition, the Commission must not find that the exemption would be detrimental to the public interest or the interests of investors or consumers. The Company submits that these criteria are satisfied as well.

                    The Company requests expedited treatment of this application, so that upon receipt of other regulatory approvals, the Company and Penn Fuel will be in a position to consummate the Transaction promptly. Unless otherwise indicated, all financial information set forth herein is for the fiscal year ended December 31, 1997.

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

          A.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION.

               1.   THE COMPANY.

                    The Company is a public utility holding company incorporated under the laws of the Commonwealth of Pennsylvania,* which is exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by order of the Commission.** Through its subsidiaries, the Company provides electric utility services and other energy-related products and services.

          --------------------
          * The Company was incorporated in 1994 by PP&L in a corporate reorganization.

          ** PP&L Resources, Inc., File No. 70-8104, Rel. No. 35-26248 (issued March 10, 1995).


                    PP&L, the Company's principal subsidiary, is an operating electric utility incorporated in 1920 under the laws of the Commonwealth of Pennsylvania. PP&L serves approximately 1.2 million customers in its retail service territory in eastern and central Pennsylvania, sells retail electricity throughout Pennsylvania pursuant to Pennsylvania's Retail Access Pilot Program, and markets wholesale electricity throughout the Eastern United States. A map of PP&L's service area is attached as Exhibit E-1. PP&L operates its generating and transmission facilities as part of the Pennsylvania-
          New Jersey-Maryland Interconnection Association.

                    PP&L owns a 90% undivided interest in each of two nuclear-fueled generating units at its Susquehanna station, and Allegheny Electric Cooperative, Inc. owns a 10% undivided interest in each of those units. PP&L also owns undivided interests of 12.2% in the Keystone generating station, 11.3% in the Conemaugh generating station and 8.37% in the Merrill Creek Reservoir generating station. Overall, PP&L produced about 40.9 billion kwh in plants it owned in 1997. PP&L purchased
          13.4 billion kwh under purchase agreements and received
          1.4 billion kwh as power pool interchange. During the year, PP&L delivered about 2.2 billion kwh as pool interchange and about 13.4 billion kwh under purchase agreements.

                    PP&L owns 33.3% of the capital stock and 50% of the voting stock of Safe Harbor Water Power Corporation ("Safe Harbor"), a Pennsylvania corporation, which owns and operates a hydroelectric plant on the Susquehanna
          river in south central Pennsylvania.   The remaining
          interest in Safe Harbor is held by Baltimore Gas &
          Electric Company ("BG&E"). Safe Harbor's plant has a total capacity of 417,500 kilowatts. The entire output of the plant is sold to PP&L and BG&E. PP&L is entitled by contract to one-third of this total capacity (139,000 kilowatts). In 1997, PP&L's purchases from Safe Harbor amounted to approximately $10 million; Safe Harbor's 1997 total operating revenues were approximately one percent of PP&L's 1997 utility operating revenues.*

          --------------------
          * PP&L is exempt by order from the provisions of the Act (except for Section 9(a)(2)) pursuant to Section 3(a)(2). Pennsylvania Power & Light Company, Rel.
               No. 35-19725; SEC Docket 814 (1976).


                    During 1997, 59.5% of the energy generated by PP&L's plants came from coal-fired stations, 36.9% from nuclear operations at the Susquehanna station, 2.1% from the Martins Creek oil and gas-fired steam station and 1.5% from hydroelectric stations.

                    The Company is engaged in non-utility
          businesses, as well as certain other utility businesses that are not jurisdictional under the Act, through the subsidiaries listed below:

                    PP&L Global, Inc. (formerly Power Markets
          Development Company) ("PP&L Global") engages in unregulated business activities through investments in electric generation, transmission and distribution facilities both overseas and domestically. As of December 31, 1997, PP&L Global had approximately $370 million of investments and commitments in such facilities in the United Kingdom, Bolivia, Peru, Argentina, Spain, Chile and Portugal. PP&L Global's investments are limited to those in Exempt Wholesale Generators ("EWGs") and Foreign Utility Companies ("FUCOs").

                     PP&L Spectrum, Inc. (formerly Spectrum Energy Services Corporation), an unregulated subsidiary, provides energy-related products and services both inside and outside of PP&L's service territory.

                    Interstate Energy Company, a Delaware
          corporation, operates oil and gas pipeline facilities which supply fuel to PP&L's Martins Creek generating station. Realty Company of Pennsylvania and BDW Corporation own real estate and other interests related to the operation of PP&L's electric generating stations.

                    PP&L Capital Funding, Inc., a Delaware
          corporation, engages in debt financing activities on behalf of the Company.

                    CEP Group, Inc. holds passive investments in securities for investment purposes. Its investments are limited to those made for the benefit of associate companies.

                    H. T. Lyons, Inc. is a heating, ventilating, and air-conditioning subsidiary.

                    PP&L is subject to regulation by the
          Pennsylvania PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, the encumbering or disposition of public utility properties, and accounting and other matters. In addition, PP&L is subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act with respect to rates for the sale of electricity for resale and other matters. PP&L is subject to the jurisdiction of the Nuclear Regulatory Commission in connection with its ownership and operation of the Susquehanna station nuclear units. PP&L is also subject to applicable federal and state environmental regulations.

                    The common stock of the Company, par value
          $0.01 per share ("Company Common Stock"), is listed on the New York Stock Exchange (the "NYSE") and the Philadelphia Stock Exchange (the "PhSE"). As of the close of business on December 31, 1997, there were 166,248,284 shares of Company Common Stock issued and outstanding.

                    For the year ended December 31, 1997, the Company's operating revenues on a consolidated basis were approximately $3.049 billion, of which approximately $90 million were attributable to non-utility activities. Consolidated assets of the Company and its subsidiaries at December 31, 1997 were approximately $9.985 billion, of which approximately $6.766 billion consisted of net electric plant and equipment.

                    The Company's principal executive office is located at Two North Ninth Street, Allentown,
          Pennsylvania 18101.  At December 31, 1997, PP&L, the
          Company's principal subsidiary, employed approximately
          6,343 full-time employees.

                    More detailed information concerning the
          Company and its subsidiaries is contained in the Company's Annual Report on Form 10-K for the year ended
          December 31, 1997, which is incorporated herein by reference as Exhibit G-1.

               2.   PENN FUEL.

                    Penn Fuel is a public utility holding company organized under the laws of the Commonwealth of Pennsylvania and exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by order of the Commission.* Penn Fuel provides natural gas service in Pennsylvania and Maryland through its public utility subsidiaries and supplies liquid propane gas to customers in Pennsylvania and Maryland. Penn Fuel is a closely-held corporation whose common stock is not actively traded.

          --------------------
          *    Penn Fuel Gas, Inc., et al., File No. 70-8068,
               Release No. 35-26050 (issued May 9, 1994).


                    PFG Gas and North Penn, Penn Fuel's only subsidiaries, are Pennsylvania corporations which provide natural gas distribution and storage service to residential, commercial and industrial customers in 31 counties in Pennsylvania. PFG Gas provides natural gas sales and distribution service to approximately 35,000 customers in southern and eastern Pennsylvania and to approximately 200 customers in a small portion of Maryland. Ninety-nine percent of PFG Gas customers are located in Pennsylvania. North Penn provides natural gas sales and distribution services to approximately 34,500 customers located in north and northwestern Pennsylvania. North Penn also owns storage capacity in two underground natural gas storage facilities located in Pennsylvania: the Wharton Storage Field and the Tioga-Meeker Storage Complex. Maps of the PFG Gas and North Penn service territories are attached as Exhibits E-2 and E-3, respectively.

                    PFG Gas and North Penn are subject to
          regulation by the Pennsylvania PUC as public utilities with respect to rates for service, terms of service, issuance of certain securities, the encumbering or disposition of public utility properties, the design, installation, testing, construction, and maintenance of pipeline facilities, and accounting and other matters. Penn Fuel and its subsidiaries must also comply with federal, state and local regulations related generally to the discharge of materials into the environment. PFG Gas's Maryland utility business is similarly subject to the jurisdiction of the Maryland PSC. North Penn's storage operations are subject to the jurisdiction of FERC, although FERC has deferred rate authority for storage to the Pennsylvania PUC.

                    The authorized capital stock of Penn Fuel consists of 2,000,000 shares of common stock, par value $1.00 per share ("Penn Fuel Common Stock"); 500,000 shares of unissued Penn Fuel Prior Preferred Stock, no par value ("Unissued Preferred Stock"); and 2,000,000 shares of $1.40 cumulative preferred stock ("Penn Fuel $1.40 Preferred Stock"). As of the close of business on December 31, 1997, there were 717,583 shares of Penn Fuel Common Stock issued and outstanding, no shares of Unissued Preferred Stock issued and outstanding and 717,583 shares of Penn Fuel $1.40 Preferred Stock issued and outstanding.

                    For the year ended December 31, 1997, Penn
          Fuel's operating revenues on a consolidated basis were approximately $119 million, of which approximately $106 million were attributable to its gas utility operations, and $13 million from propane operations and merchandise sales. Consolidated assets of Penn Fuel and its subsidiaries as of December 31, 1997 were approximately $208 million, of which approximately $150 million consisted of property, plant and equipment, $31 million were current assets and $27 million were deferred regulatory assets.

                    Penn Fuel's principal executive office is located at 55 South Third Street, Oxford, Pennsylvania
          19363. As of December 31, 1997, Penn Fuel directly and indirectly employed approximately 500 people.

                    More detailed information concerning Penn Fuel and its subsidiaries is contained in Penn Fuel's Annual
          Report to Shareholders for the year ended December 31, 1997, which is attached as Exhibit G-2.

               3.   KEYSTONE.

                    Keystone is a direct, wholly-owned subsidiary of the Company, organized under the laws of the Commonwealth of Pennsylvania solely for the purpose of merging with Penn Fuel. Keystone is not engaged in any business operations. The mailing address for Keystone is the same as that for the Company.

          B.   DESCRIPTION OF THE TRANSACTION.

               1.   REASONS FOR THE TRANSACTION.

                    The Transaction will combine two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the merging companies, their shareholders and their customers.

                    The Transaction will allow the Company to better serve all the customers in its newly enlarged customer base. Pennsylvania is opening its retail electricity markets to competition, and legislation has been proposed to further open its gas markets in the near future. Following the Transaction, the Company will be able to compete in both energy markets and to provide gas or electricity to customers, depending on their needs.

                    As a result of the Transaction, the Company will expand its customer base into additional areas in Pennsylvania. PFG Gas and North Penn's service regions include certain geographic areas not presently served by the Company. The Company's presence in a larger geographic region and its ability to provide both gas and electricity will enhance its ability to offer "behind the meter" consulting services and will provide the Company increased opportunities to provide the benefits of energy management systems to residential and commercial customers.

                    Penn Fuel will have access to opportunities in the deregulated energy market that would be less available with its stand-alone, limited resources. Also, because of the increased size and resources the combined entity will have in comparison to Penn Fuel standing alone, the merger will greatly strengthen the foundation supporting services to Penn Fuel's customers at a high quality level. The merger is expected to give Penn Fuel a broader access to management and business systems, enable potential operating and management efficiencies and provide increased stability and other benefits to Penn Fuel inherent in being part of a much larger organization.

                    By acquiring Penn Fuel and its utility
          subsidiaries, the Company will obtain expertise concerning alternative forms of energy, which will enhance its ability to compete in the increasingly deregulated energy market.

                    Due to the incomplete geographical overlap of the service territories of PFG Gas and North Penn with PP&L's service territory, and because PP&L provides only electric utility service and PFG and North Penn provide only gas utility service, there is limited potential in the short term for achieving direct efficiencies in day-to-day utility operations as a result of the Transaction. However, as discussed in Item 3 below, the Company expects over time to reap substantial efficiencies through consolidation and coordination of various support functions such as accounting, finance, information systems, environmental management, gas marketing, and procurement. Various direct cost reductions, such as, inter alia, those resulting from consolidation of meter reading in overlapping service territories, are also anticipated. Moreover, as noted above and explained below in Item 3, the combination of the merging companies' expertise and resources will enable the Company to, inter alia, better address competition in the energy markets and provide its customers with a range of electric and natural gas products and services.

               2.   MERGER AGREEMENT.

                    The Merger Agreement provides that, as soon as practicable following the satisfaction or waiver of the conditions to each party's obligation to consummate the Transaction, Keystone will be merged with and into Penn Fuel, the separate corporate existence of Keystone will cease, and Penn Fuel will continue as the surviving corporation in the merger, operating as a wholly-owned subsidiary of the Company.

                    Each share of Penn Fuel Common Stock
          outstanding prior to the merger will be converted into the right to receive between 6.968 and 8.516 shares of Company Common Stock, depending upon the market price of the Company Common Stock at the time of the closing of the merger. Penn Fuel common stock shareholders will become Company shareholders, and the Company will become the sole holder of all of the outstanding common stock of Penn Fuel.

                    Penn Fuel is taking all necessary action to redeem shares of the Penn Fuel $1.40 Preferred Stock in accordance with the terms of the preferred stock. Preferred shareholders will have the option of receiving the cash redemption price or converting their preferred shares into the right to receive between 0.682 and 0.833 shares of the Company Common Stock, depending upon the market price of the Company Common Stock at the time of the closing of the Transaction. Thus, Penn Fuel preferred shareholders may become common shareholders of the Company, and there will no longer be any shares of Penn Fuel preferred stock outstanding.

               3.   BACKGROUND AND NEGOTIATIONS LEADING TO THE TRANSACTION.

                    The Company and Penn Fuel recognize that the utility industry is currently undergoing unprecedented change, including deregulation of electric power generation, which will significantly impact the competitiveness and business opportunities of the companies in the near future. The Company has been examining strategic alternatives to position itself to compete more effectively in the energy market. One such strategy is to combine electric and gas services so that the Company can create efficiencies, control costs, increase services available to consumers and expand its customer base. At the same time, in light of the changing of the utility industry, Penn Fuel also has been considering several alternatives regarding its future, including partnership opportunities or combining with an electric utility to strengthen its competitive position in the energy market.

                    In early 1997, the Company and Penn Fuel entered into a confidentiality agreement and began preliminary discussions regarding the possibility of a business combination. In the months that followed, the Company and Penn Fuel exchanged a limited amount of confidential, nonpublic information and determined that further investigation of a possible transaction, including due diligence, was warranted. More in-depth due diligence was conducted in May-June of 1997. During this time, the companies considered alternative structures for a possible business combination and negotiated terms of the Merger Agreement. Periodically throughout this process, the Boards of both Penn Fuel and the Company were updated as to the ongoing status of negotiations. On June 25, 1997, the Penn Fuel Board of Directors approved the transaction, and on June 26, 1997, the Company Board of Directors approved the Transaction and the companies finalized and entered into the Merger Agreement.

          C.   MANAGEMENT AND OPERATIONS OF THE COMPANY FOLLOWING THE
               TRANSACTION.

                    Upon completion of the Transaction, Penn Fuel will become a subsidiary of the Company, which will own all of the issued and outstanding common stock of Penn Fuel. Penn Fuel will continue to own and operate its primary subsidiaries, PFG Gas and North Penn. Following the Transaction, the officers, directors, corporate charter and bylaws of Keystone immediately before the merger will become the officers, directors, corporate charter and bylaws of Penn Fuel, the surviving corporation.

                    The Company's principal corporate and executive offices will continue to be in Allentown, Pennsylvania.
          Those of Penn Fuel will continue to be in Oxford, Pennsylvania.

          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.

                    The fees, commissions and expenses to be paid or incurred, directly or indirectly, by both the Company and Penn Fuel, in connection with the Transaction, including registration of securities of the Company under the Securities Act of 1933, and other related matters, are estimated as follows:

          Commission filing fee for the Company
            Registration Statement on Form S-4  . . . . . .     $24,930

          HSR filing fee  . . . . . . . . . . . . . . . . .     $45,000

          Accountants' fees . . . . . . . . . . . . . . . .     $44,000

          Shareholder communication (including prospectus
            printing and distribution). . . . . . . . . . .     $25,000

          NYSE/PhSE listing fee . . . . . . . . . . . . . .     $53,500

          Exchanging, printing, and engraving of stock
            certificates  . . . . . . . . . . . . . . . . .      $1,000

          Investment bankers' fees and expenses . . . . . .  $2,720,000

          Legal fees and expenses (including regulatory
            and antitrust). . . . . . . . . . . . . . . . .  $2,182,000

          Miscellaneous (including consultants) . . . . . .    $228,000

          TOTAL (estimated) . . . . . . . . . . . . . . . .  $5,323,430

          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

          A.   STATEMENT OF APPLICABLE PROVISIONS.

                    The Company believes that Sections 9(a)(2), 10, and 3(a)(1) of the Act are directly or indirectly applicable to the proposed Transaction.

                    Under Section 9(a)(2), it is unlawful, without approval of the Commission, under the standards of
          Section 10, for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company.

                    Pursuant to the Transaction, the Company will acquire, indirectly through its acquisition of Penn Fuel, securities of two public utilities, PFG Gas and North Penn. Following the Transaction, the Company will be an affiliate of the following public utilities: PP&L, Penn Fuel, Safe Harbor, PFG Gas and North Penn. Accordingly, the Transaction requires Commission approval under the standards of Section 10.

                    Following the Transaction, the Company
          believes, for reasons explained below, that it will qualify for the intrastate exemption under Section 3(a)(1) of the Act, and requests an order granting such exemption. Under this section, the Commission must exempt, by rule or order, any holding company if that holding company, and each material public utility subsidiary company from which the holding company derives any material part of its income, are predominantly intrastate in character, and carry on their business in the state in which they are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers.

          B.   THE STANDARDS OF SECTION 10.

                    The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

               1.   SECTION 10(B).

                    Under Section 10(b) of the Act, the Commission must approve the Transaction unless the Commission finds that:

                    (1) such acquisition will tend towards
               interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                    (2) in case of the acquisition of
               securities or utility assets, the
               consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                    (3) such acquisition will unduly
               complicate the capital structure of the
               holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

                    a.   DETRIMENTAL "INTERLOCKING RELATIONS" OR
                         "CONCENTRATION OF CONTROL".

                    The Company believes that the Transaction will not result in detrimental interlocking relations or concentration of control. There is one common director of the Company and Penn Fuel and following consummation of the Transaction there may be additional common directors and officers of the Company and PFG Gas and North Penn. Such interlocking relationships, however, would serve to integrate the merging companies, and are characteristic of virtually every merger transaction subject to Section 9(a)(2). Thus, any interlocking relations which do occur will be of the kind generally approved of by the Commission and will not be detrimental to interests of consumers, investors or the public.

                    The Transaction will also not result in a detrimental concentration of control. Penn Fuel is a small company relative to the Company and its acquisition by the Company will not make the Company excessively large. The acquisition of Penn Fuel will increase the Company's revenues and total assets by less than 4% and 2.1%, respectively. Following the Transaction, the Company will have total utility assets of $10 billion, total utility revenues of $3.1 billion, and will serve approximately 1.2 million utility customers. The utility activities of the Company following the Transaction will be confined almost entirely to central and eastern Pennsylvania. The Commission has approved a number of transactions which resulted in holding companies of a much larger size.*

                    Competition is not adversely affected by the Transaction since neither PP&L nor Penn Fuel can exercise market power in any unregulated energy market and the merger of the two will not result in an increase in market share in any relevant energy market. As of November 1, 1997, PP&L began offering competitive retail electric power to the 5 percent of Pennsylvania retail electricity consumers who are participating in the state's Retail Access Pilot Program, under the recently enacted Pennsylvania Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. Ch. 28. Under this new law, PP&L will be required by January, 2001 to transmit and distribute electricity to all of its retail distribution customers that choose suppliers of electricity other than PP&L.**

                    PP&L also currently competes in the wholesale electric energy and capacity markets. The FERC has found that PP&L does not possess market power in the electric energy generation markets in which it competes.
          Pennsylvania Power & Light Co., 80 F.E.R.C. paragraph 61,053
          (1997). In addition, the FERC determined that PP&L could not exercise market power over the transmission of electricity since it had filed an open access transmission tariff pursuant to FERC Order No. 888 and 888a.***

          --------------------
          * See, e.g., TUC Holding Co., File No. 70-8953, Rel. No. 35-26749 (issued August 1, 1997). TUC Holding has utility assets of approximately $19.6 billion, operating utility revenues of approximately $6.9 billion and approximately 2.7 million utility customers. See also Entergy Corp., 51 S.E.C. 869 (combined utility assets after Gulf States acquisition of $21 billion).

          ** The local distribution of both electricity and gas in Pennsylvania will remain franchised regulated monopolies subject to the jurisdiction of the Pennsylvania PUC.

          ***  See Promoting Wholesale Competition Through Open
               Access Nondiscriminatory Transmission Services by
               Public Utilities; Recovery of Stranded Costs by
               Public Utilities and Transmitting Utilities, Order
               No. 888, 61 Fed. Reg. 21,540 (1996), FERC Stats. &
               Regs. paragraph 31,036 (1996), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. &
               Regs. paragraph 31,048 (1997), reh'g pending.


                    Penn Fuel is a relatively small local gas distribution system. It provides gas and distribution services to small commercial and residential customers subject to regulation by the Pennsylvania PUC.
          Industrial distribution customers of Penn Fuel may buy gas from the company or use the company's regulated distribution system to transport gas purchased from other suppliers. Penn Fuel does not regularly engage in sales of natural gas at wholesale. Its share of natural gas sales at retail is insignificant compared to other large systems in Pennsylvania and nearby regions, such as Columbia Gas System, Inc., Consolidated Natural Gas Company, or UGI Utilities, Inc.

                    Because the market shares of PP&L in electric markets and of Penn Fuel in gas markets are not sufficient to raise competitive concerns, it follows that in a hypothetical market embracing both fuels, their respective market shares would be even less significant. Combined electric and gas markets would necessarily include large electricity generators in the Pennsylvania-New Jersey-Maryland Interconnection ("PJM"), but also the countless marketers of natural gas that can reach the region through its numerous large open access interstate pipelines that operate under FERC Order No. 636.* Accordingly, the merger cannot lessen competition in a combined energy market. The Federal Trade Commission and the United States Department of Justice apparently reached the same conclusion when they both decided to grant early termination of the 30-day waiting period under the HSR Act. The Direct Testimony of Scott T. Jones, submitted to the Pennsylvania PUC** and attached as Exhibit D-2 to this Application, explains in detail why the Transaction will not harm competition.

          --------------------
          * Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing
               Transportation Under Part 284 of the Commission's Regulations, Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol, and Order Denying Rehearing in Part, Granting Rehearing in Part, and Clarifying Order No. 636 (Order No. 636-A), 57 Fed. Reg. 36,128 (August 12, 1992) (Citations omitted).

          ** Testimony filed in support of Application of PP&L and PFG Gas, and North Penn in Docket Nos. A-
               1206SOF0006, A-1220SOF0003.


                    On the contrary, the Transaction will provide important competitive benefits. By expanding its customer base, entering into the gas markets, and acquiring the expertise and experience of Penn Fuel in gas markets, the Company will be better positioned to compete with larger utilities in an evolving and increasingly competitive energy marketplace. This will enable the Company to provide its customers with expanded energy options. Additionally, the Transaction will result in efficiencies and economies for consumers, investors and the public. These benefits are outlined in
          Item 3(B)(2) of this Application, and are benefits which the Commission has weighed against any concerns about concentration of control it has had in other transactions. See American Electric Power Co., 46 S.E.C. 1299 (1978).

                    For all of these reasons, the Company believes that the Transaction will not result in a concentration of control which is detrimental to the public interest.

                    b.   FAIRNESS OF CONSIDERATION.

                    Section 10(b)(2), as applied to the
          Transaction, provides that the Commission shall approve the Transaction unless it finds that the consideration paid by the Company to the shareholders of Penn Fuel is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying the Penn Fuel shares. In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as the result of arm's-length negotiations* and whether each party's Board of Directors has approved the purchase price.** The Commission also considers the opinions of investment bankers*** and the earnings, dividends, and book and market value of the shares of the company to be acquired.****

          --------------------
          *    American National Gas Co., 43 S.E.C. 203 (1966).

          **   Consolidated National Cas Co., 45 S.E.C. 672 (1990).

          ***  Id.

          **** Northeast Utilities, 42 S.E.C. 963 (1966).


                    Upon consummation of the Transaction, (i) Penn Fuel common stock shareholders would receive between
          6.968 and 8.516 shares of the Company Common Stock for each share of Penn Fuel common stock and (ii) holders of Penn Fuel $1.40 Preferred Stock would receive the cash redemption price applicable to their shares, or, at the individual shareholder's option, between 0.682 and 0.833 shares of the Company Common Stock for each share of Penn Fuel $1.40 Preferred Stock. The exact exchange ratio would depend upon the closing price of the Company Common Stock prior to the closing of the Transaction. Based on the applicable exchange ratio, the aggregate value of the consideration to be issued upon consummation of the Transaction is expected to be approximately $121 million.

                    The consideration to be paid by the Company was the result of arm's-length negotiations between the management and financial and legal advisors of the Company and Penn Fuel over a period of several months. The Boards of Directors of each of the Company and Penn Fuel approved the Transaction in meetings held on June 26, 1997 and June 25, 1997, respectively.

                    In addition, nationally-recognized investment banking firms for each of the Company and Penn Fuel have reviewed extensive information concerning the companies and analyzed the respective conversion ratios employing several valuation methodologies. In connection with the approval of the Merger Agreement, (i) the Company's Board of Directors considered the opinion of its financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), to the effect that the consideration to be paid by the Company upon consummation of the Transaction is fair to the Company from a financial point of view, and (ii) the Penn Fuel Board of Directors considered the opinion of its financial advisor, First Union Capital Markets ("First Union"), to the effect that the consideration to be received by Penn Fuel common shareholders in connection with the Transaction is fair to such holders from a financial point of view. Each of the fairness opinions of Morgan Stanley and First Union are attached hereto as Exhibits H-1 and H-2, respectively, and incorporated herein by reference.

                    In determining the consideration, the Company examined certain gas companies considered to be comparables as well as the consideration paid in other acquisitions in the gas utility industry. When examined in terms of multiples of earnings ("Earnings Multiple") and book value ("Book Value Multiple"), the consideration to be paid by the Company is reasonable when compared to the consideration offered in comparable acquisitions. Examples of such acquisitions are shown below.

                                                                      BOOK
                                                       EARNINGS       VALUE
          COMPARABLE COMPANIES                         MULTIPLE       MULTIPLE
          --------------------                         --------       --------
          Southwest Gas                                17.2x          1.2x
          Atmos Energy                                 14.8           2.1
          Public Service Co. of NC                     13.1           1.8
          Connecticut National Gas                     12.7           1.3
          North Carolina National Gas                  12.3           1.9
          Connecticut Energy Corporation               12.4           1.4

          MEAN                                         13.8           1.6

          PRECEDENT TRANSACTIONS
          ----------------------
          PanEnergy/Duke (11/96)                       22.1x          3.2
          Pacific Ent./Enova (10/96)                   14.9           2.1
          NorAm/Houston Industries (8/96)              31.6           2.4
          United Cities Gas/Atmos Energy (7/96)        24.1           2.1
          ENSERCH/Texas Utilities (4/96)               29.5           --
          Washington Energy/Puget Sound (10/95)        --             3.7
          Grand Valley Gas/Associated
           Natural Gas (2/94)                          24.7           3.7

          MEAN                                         24.5           2.6

          IMPLIED MULTIPLES FOR THIS TRANSACTION       16.0X          1.6X

                    Also significant is that Penn Fuel
          shareholders, as a result of the Transaction, will receive Company Common Stock which is listed on the NYSE, thus providing the Penn Fuel shareholders with a public market for their securities that they do not have as Penn Fuel shareholders. In addition, the Company's dividend is currently set at $1.67 per share per annum, which is substantially higher than Penn Fuel's current dividend payout, as adjusted for the exchange ratio. Moreover, the stock consideration to be received by Penn Fuel shareholders upon consummation of the Transaction is expected to be tax-free.

                    The Transaction was approved by all of the shareholders of PFG who voted. There were no dissenters.

                    In light of these fairness opinions and
          considering all relevant factors, the Company believes that the consideration to be paid for the Penn Fuel shares is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying the Penn Fuel shares. Accordingly, the consideration to be paid by the Company meets the standards of Section 10(b)(2).

                    c.   REASONABLENESS OF FEES.

                    The Company believes that the overall fees, commissions, and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors, and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

                    As stated at Item 2 above, the Company and Penn Fuel together expect to incur a combined total of approximately $5.3 million in fees, commissions, and expenses in connection with the Transaction. This amount is substantially less than the fees associated with recent transactions approved by the Commission,* and is clearly consistent with the standards of Section 10(b)(2).

                    d.   CAPITAL STRUCTURE AND THE PUBLIC INTEREST.

                    Section 10 (b)(3) requires the Commission to determine whether the Transaction will unduly complicate the Company's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of the Company's system.

                    Following the Transaction, the Company will have a capital structure which is substantially similar to capital structures which the Commission has approved in other orders.** After consummation of the Transaction, the Company will own 100 percent of the shares of Penn Fuel Common Stock, and indirectly will own 100 percent of Penn Fuel's two wholly-owned public utility subsidiaries, PFG Gas and North Penn. All outstanding preferred stock of Penn Fuel will be redeemed for either cash or the Company's Common Stock. Penn Fuel and its subsidiaries may continue to hold their debt, which will have no material effect on the Company's capital structure. The only issued and outstanding voting securities of the Company will be the Company Common Stock. For these reasons, the Company believes that the Transaction will not unduly complicate its capital structure.

          --------------------
          * See TUC Holding Co., supra. (estimated fees and expenses of $37 million); Kansas Power & Light Co., Rel. No. 35-25465 (issued February 5, 1992) (estimated fees and expenses of approximately $30 million); New Century Energies, Inc., Rel. No. 35-26748 (issued August 1, 1997) (estimated fees and expenses of $23.5 million).

          ** See, e.g., TUC Holding Co., supra; CINergy Corp., File No. 70-8427, Rel. No. 35-26146 (issued October 21, 1994); Entergy Corp., File No. 70-8059, Rel. No. 35-25952 (issued December 17, 1993). In each of these orders, the Commission approved mergers which resulted in a holding company acquiring 100 percent of a utility operating company's common stock.


                    Set forth below are summaries of the historical capital structures (excluding short-term debt) of the Company and Penn Fuel as of December 31, 1997 and the pro forma consolidated capital structure of the Company as of the same date:


          The Company and Penn Fuel Historical Capital Structures
          (In Millions)

                                        Company              Penn Fuel

                                     $            %         $         %

          Long-term debt              2,585       45        46        36

          Preferred and preference
          stock                         347       6         11        9

          Common equity               2,809       49        71        55
          ------------------------    -----       ---       ---       ---
          Total Capitalization        5,741       100       128       100


            The Company's Pro Forma Consolidated Capital Structure
                                  (In Millions)
                                   (unaudited)

                                        Company

                                     $            %

          Long-term debt              2,631       45

          Preferred and preference
          stock                       358         6

          Common equity               2,880       49
          ------------------------    -----       ---
         Total Capitalization         5,869       100

                    The ratio of consolidated common equity to total capitalization of the Company will be, on an unaudited pro forma basis, 49 percent. This figure substantially exceeds the traditionally acceptable ratio of approximately 30 percent.

                    As discussed earlier in Item 1(B)(1), the Company believes that the Transaction, by achieving efficiencies and economies, will benefit the interests of the public, consumers and investors and will not impair the proper functioning of the holding company system.

               2.   SECTION 10(C).

                    a.   SECTION 10(C)(1).

                    Under Section 10(c)(1), the Commission must not approve an acquisition which is "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of the acquisition.
          Section 8 applies only to registered holding companies and is thus inapplicable to the Transaction. In any event, the Transaction will be consummated only if approval is received from the Pennsylvania PUC.

                    Section 11(b)(1) requires a registered holding company, with limited exceptions, to limit its operations to a "single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system."

                    Section 2(a)(29) provides separate definitions for "integrated public-utility system" for gas and electric companies. For electric utility companies, the term means:

                    a system consisting of one or more units
                    of generating plants and/or transmission
                    lines and/or distributing facilities,
                    whose utility assets, whether owned by one
                    or more electric utility companies, are
                    physically interconnected or capable of
                    physical interconnection and which under
                    normal conditions may be economically
                    operated as a single interconnected and
                    coordinated system . . . .

          For gas utilities, the term means:

                    a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system.

          With respect to either type of company, the system must be confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation[.]*

          --------------------
          * For gas companies, utilities deriving natural gas from a common source of supply may be deemed to be included in a single area or region.


                    Section 11(b)(1) permits the acquisition and retention of more than one integrated utility system only if the requirements of Section 11(b)(1)(A)(C) are satisfied.

                    The Commission has consistently recognized that compliance with the standards of Section 11 is not required where the resulting holding company is exempt under Section 3. See, e.g., Gaz Metropolitan, Inc., Holding Co. Act Release No. 26170 (Nov. 23, 1994). In applying Section 10(c)(1) to an exempt holding company, the Commission focuses upon whether the acquisition would be detrimental to the core concerns of Section 11, namely the protection of the public interest and the interests of investors and consumers. WPL Holdings, 49 S.E.C. 761
          (1988), aff'd in part and rev'd in part sub nom. Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523 (D.C. Cir. 1989) (authorizing combination electric and gas exempt holding company); Dominion Resources Inc., Holding Co. Act Release No. 24618 (Apr. 5, 1988) (noting that the "only question" regarding acquisition of additional gas system is impact on public interest and investors and consumers, and emphasizing that Section 10(c)(1) "would bring Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption").

                    The Commission has also emphasized that an exempt holding company can acquire utility assets that would not, when combined with the acquiring company's existing utility assets, comply fully with the requirements of Section 11(b)(1), provided there is "de facto integration" of contiguous utility properties.*

          --------------------
          *    TUC Holding Co., supra; see also Gaz Metropolitan,
               Inc., supra.


                    The Transaction is fully consistent with the standards of Section 10(c)(1) as applied to exempt holding companies. The merger will produce a combined enterprise which will better serve the needs of its customers and the interests of its investors by offering energy supply in competitive markets. The Transaction will not impede the ability of the Pennsylvania PUC or the Maryland PSC to carry out their statutory responsibilities with respect to the utility activities of PP&L, North Penn or PFG Gas. As noted above, the Transaction will not be finalized until approval is obtained from the Pennsylvania PUC, and the utility operations of the combined enterprise will continue to be regulated by the Pennsylvania PUC and the Maryland PSC after the merger.

                    The Transaction also fully satisfies the "de facto" integration standard set forth in TUC Holding Co., even though following the merger PP&L and Penn Fuel will remain separate integrated public utility systems. The service territories of the PP&L and Penn Fuel public utility systems are largely located in adjacent or nearby geographic areas and will overlap to some degree. As discussed below, the systems of PP&L and Penn Fuel will be coordinated with respect to a number of operational, administrative, and support functions. Moreover, as noted above, the Transaction will produce a combined entity that will be able to compete more efficiently and effectively in providing energy services to customers. Thus, the Commission should find that the Transaction would not be detrimental to the interest of Section 11, and thereby satisfies the requirements of Section 10(c)(1).

               b.   SECTION 10(C)(2).

                    Section 10(c)(2) requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system."

                    The Commission has interpreted Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system.
          Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of an integrated public-utility system.'"* The Commission has held that "where a holding company will be exempt from registration under Section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of Section 10(c)(2) to find benefits to one integrated system."**

          --------------------

          * Gaz Metropolitan, Inc., 58 S.E.C. Docket 189, 192, Rel. No. 35-26170 (Nov. 23, 1994) (quoting Union
               Electric Company, 45 S.E.C. 489, 504-06 (1974),
               aff'd without op. sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975)).

          **   TUC Holding Co., supra.


                    In this case, both integrated utility systems will realize a number of benefits from the Transaction. The Transaction will combine two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the merging companies, shareholders and customers.

                    The Transaction will have a number of
          operational benefits that will result in economic efficiencies for the Company as a whole and for both integrated utility systems. The Company will experience economies by combining and coordinating operations with Penn Fuel with respect to accounting, finance, information systems, environmental management, gas marketing, and procurement. In addition, the Company expects that the Transaction will result in various direct operational cost reductions. For example, after the Transaction, PP&L and Penn Fuel distribution customers can be served out of common service centers, and separate after-hours answering systems can be consolidated. The operational benefits and efficiencies associated with the Transaction are discussed in detail in the testimony of Scott T. Jones, Paul T. Champagne, and John J. Hilyard, Jr., submitted in conjunction with the Application of PP&L, PFG Gas, and North Penn before the Pennsylvania PUC (Docket Nos. A-1206SOF0006, A-1220SOF0003) (attached as Exhibit D-2).

                    The Company estimates that approximately $5.9 million in annual savings will result from the integration of the merging companies' operations. These synergies will result from reductions of corporate administration and executive management, and elimination of the Penn Fuel Board of Directors (estimated annual savings of $4 million); reduced costs associated with procurement and other operations support functions ($1 million annual savings); and savings from consolidation of Penn Fuel's answering services into the Company's call center ($890,000 annual savings).

                    The Transaction will also allow the Company to offer a greater range of services to customers, making it more competitive, and will provide significantly increased financial and other resources to Penn Fuel's integrated gas utility system, making it better able to meet customer needs. See Exhibit D-2. Although the amount of such benefits cannot be specifically quantified, the Commission has recognized that "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Rel. No. 35-24073 (issued April 29, 1986). The Commission has previously found that similar benefits satisfied the affirmative finding required under Section 10(c)(2). See, e.g., Union Electric Company, supra, 45 S.E.C. at 494 (provision of substantial resources made available by acquiring entity to acquired company demonstrated "efficiencies and economies by virtue of the affiliation"); WPL Holdings, Inc., 50 S.E.C. 233, 237 (1990) (benefits supporting
          Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility business . . . and provide additional flexibility for financing . . ."). Accordingly, the Commission should find that the requirements of Section 10(c)(2) are satisfied with regard to the Transaction.

               3.   SECTION 10(F) -- COMPLIANCE WITH STATE
                    REQUIREMENTS.

                    To approve an acquisition, the Commission is required, under Section 10(f), to find that the acquisition has complied with all applicable state laws. The Transaction is expressly conditioned on receipt of all required regulatory approvals, including that of the Pennsylvania PUC. The Company filed an Application with the Pennsylvania PUC, a copy of which is filed as Exhibit D-1 hereto, and a copy of the Pennsylvania PUC's July 24, 1998 order approving the Application is attached as Exhibit D-3. The Maryland PSC has determined not to exercise jurisdiction over the Transaction in the absence of any material changes affecting Maryland aspects of the Transaction. (See Exhibit D-4).

          C.   SECTION 3(A)(1).

                    The Company believes that, following
          consummation of the Transaction, it and each of its subsidiary companies will be entitled to exemption under
          Section 3(a)(1) from all provisions of the Act (except for Section 9(a)(2) thereof).* Section 3(a)(1) authorizes the Commission to exempt any holding company:

               if such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income are predominantly intrastate in character and will carry on their businesses substantially within a single State in which such holding company and every such subsidiary company thereof are organized.

          Following the Transaction, the Company and each of its public utility subsidiaries will be organized in Pennsylvania. Each such public utility subsidiary will also earn all of its utility income in Pennsylvania with the exceptions of PFG Gas, which earns approximately 99% of its utility revenues in Pennsylvania, and Safe Harbor, which contributes only a de minimis amount of revenues to the Company.

          --------------------
          * Following the transaction, PP&L will continue to meet the requirements for exemption under Section 3(a)(2), and Penn Fuel will continue to meet the requirements for an exemption under Section 3(a)(1).


                    Under such circumstances, the Company will qualify as an exempt holding company, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers . . . ." As discussed in Item 1(B)(1), the Company believes that the Transaction will result in efficiencies and economies which will benefit the interest of the public, investors and consumers. As noted above, the combination of electric and gas utility business resulting from the Transaction raises no public interest concerns. Therefore, the Company believes it is qualified for the Section 3(a)(1) exemption upon consummation of the Transaction, and requests an order from the Commission granting such exemption.

          ITEM 4.   REGULATORY APPROVAL.

                    The Transaction is conditioned on approval by the Pennsylvania PUC, which must approve the transfer of ownership of Penn Fuel to the Company through the Transaction. An Application seeking the Pennsylvania PUC's approval was filed with the Pennsylvania PUC on August 7, 1997. On July 24, 1998 the Pennsylvania PUC approved the Application, finding that the merger is necessary or proper for the service, accommodation, convenience or safety of the public. (The Pennsylvania PUC order is attached as Exhibit D-3.)

                    The Transaction is also subject to the
          expiration or termination of the 30-day waiting period under the HSR Act and no action having been instituted by the DOJ or the Federal Trade Commission ("FTC") that is not withdrawn or terminated prior to the effective time of the Transaction. The HSR Act, and the rules and regulations thereunder, provide that certain merger transactions (including the Transaction) may not be consummated until required information and materials have been furnished to the DOJ and the FTC and certain waiting periods have expired or been terminated. On October 7, 1997, Penn Fuel and the Company made their respective filings with the DOJ and the FTC. On October 24, 1997, the DOJ granted early termination of the waiting period with respect to the Transaction.

                    A Penn Fuel subsidiary, PFG Gas, has less than 300 customers in the State of Maryland. The Maryland PSC has been duly notified of the proposed transfer by merger, but has determined not to institute any proceedings on the matter at this time. (See Exhibit D-4). It is the Company's understanding that the Maryland PSC will not exercise jurisdiction over the Transaction, provided that no material changes affecting Maryland aspects of the Transaction will have occurred since the issuance of the Maryland PSC's determination. The Company believes that there is no likelihood that the Maryland PSC will institute proceedings concerning the Transaction. (See Exhibit F-3).

                    Except as set forth above, no other state or federal agency has jurisdiction over the transactions described herein.

          ITEM 5.   PROCEDURE.

                    The Commission is respectfully requested to issue and publish not later than February 6, 1998 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than March 6, 1998 by which comments may be entered and a date not later than March 9, 1998 as a date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

                    It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

                    a.   EXHIBITS.
                                                                           Tab
          A-1  Articles of Incorporation of the Company
               (incorporated by reference to Exhibit B to the
               Proxy Statement of PP&L and Registration
               Statement of the Company, dated March 9, 1995)
               (previously filed) . . . . . . . . . . . . . . . . . . . . .  1

          A-2  By-Laws of the Company (incorporated by reference to
               Exhibit 3.2 to the Company's Registration Statement
               No. 33-5794) (previously filed). . . . . . . . . . . . . . .  2

          A-3  Articles of Incorporation of Penn Fuel (previously filed). .  3

          A-4  By-Laws of Penn Fuel (previously filed). . . . . . . . . . .  4

          B-1  Agreement and Plan of Merger (filed as Annex I to
               the Registration Statement of the Company on Form S-4,
               filed on August 13, 1997, File No. 333-33565, and
               incorporated herein by reference) (previously filed) . . . .  5

          C-1  Registration Statement of the Company on Form S-4
               (filed on August 13, 1997, as amended to date
               (File No. 333-33565) and incorporated herein by
               reference) (previously filed). . . . . . . . . . . . . . . .  6

          D-1  Application to the Pennsylvania PUC, dated August 7,
               1997 (previously filed). . . . . . . . . . . . . . . . . . .  7

          D-2  Direct Testimony of Scott T. Jones, Paul T.
               Champagne, and John J. Hilyard, Jr. submitted to the
               Pennsylvania PUC (previously filed). . . . . . . . . . . . .  8

          D-3  Determination of Pennsylvania PUC. . . . . . . . . . . . . .  9

          D-4  Letter of Executive Secretary, Maryland Public
               Service Commission . . . . . . . . . . . . . . . . . . . . . 10

          E-1  Map of PP&L's service territory (previously filed) . . . . . 11

          E-2  Map of PFG Gas service territory (previously filed). . . . . 12

          E-3  Map of North Penn service territory (previously filed) . . . 13

          E-4  Map showing the overlap of the service territories
               of PP&L with those of PFG Gas and North Penn (previously
               filed) . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

          F-1  Opinion of Counsel . . . . . . . . . . . . . . . . . . . . . 15

          F-2  Past Tense Opinion of Counsel [to be filed by
               amendment] . . . . . . . . . . . . . . . . . . . . . . . . . 16

          F-3  Supplemental Opinion of Counsel. . . . . . . . . . . . . . . 17

          G-1  The Company's Annual Report on Form 10-K for the
               fiscal year ended December 31, 1997 (filed on
               March 3, 1998 (File No. 1-11459) and
               incorporated herein by reference). . . . . . . . . . . . . . 18

          G-2  Penn Fuel's Annual Report to Shareholders for the
               fiscal year ended December 31, 1997. . . . . . . . . . . . . 19

          H-1  Opinion of Morgan Stanley & Co., Incorporated (previously filed) . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

          H-2  Opinion of First Union Capital Markets (previously
               filed) . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

          I-1  Proposed Form of Notice (previously filed) . . . . . . . . . 22

               b.   FINANCIAL STATEMENTS.

          FS-1 Company Consolidated Balance Sheet as of December
               31, 1997 (previously filed with the Commission in
               the Company Annual Report on Form 10-K for the
               year ended December 31, 1997 (Exhibit G-1 hereto),
               filed on March 3, 1998, File No. 1-11459, and
               incorporated herein by reference)  . . . . . . . . . . . . . 23

          FS-2 Company Consolidated Statement of Income for the 12
               months ended December 31, 1997 (previously filed with
               the Commission in the Company Annual Report on Form
               10-K for the year ended December 31, 1997 (Exhibit G-1
               hereto), filed on March 3, 1998, File No. 1-11459,
               and incorporated herein by reference)  . . . . . . . . . . . 24

          FS-3 Penn Fuel Consolidated Balance Sheet as of  December
               31, 1997 (included in Penn Fuel Annual Report to
               Shareholders, Exhibit G-2 hereto at pp. 14-15) . . . . . . . 25

          FS-4 Penn Fuel Consolidated Statement of Income for the
               12 months ended December 31, 1997  (included in Penn
               Fuel Annual Report to Shareholders, Exhibit G-2
               hereto, at p. 16 and incorporated herein by reference) . . . 26


          FS-5 Pro Forma Combined Financial data for the Company
               and Penn Fuel   (previously filed with the
               Commission in the Registration Statement of
               the Company on Form S-4 (Exhibit C-1 hereto), filed
               on August 13, 1997, as amended to date (File No.
               333-33565) and incorporated herein by reference)
               (previously filed) . . . . . . . . . . . . . . . . . . . . . 27

          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                    The Company believes that the Transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the Transaction will not result in changes in the operations of the subsidiaries of the Company or Penn Fuel that would have any significant impact on the environment. To the Company's knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.


                                   SIGNATURE

                    Pursuant to the requirements of the Public
          Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to the Application previously filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

          PP&L RESOURCES, INC.

          By:    /s/ Robert J. Grey                 Date: 08/13/98
                 ------------------------------           --------

          Name:  Robert J. Grey
                 ------------------------------

          Title: Senior Vice President, General
                   Counsel and Secretary
                 ------------------------------